UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

__________________

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 20, 2024

Item 1

Mr. Luis Carlos Sarmiento Angulo, announced today his retirement from the Board of Directors of Grupo Aval, and as chairman of this board.

Dr. Luis Carlos Sarmiento Gutiérrez will become Chairman of the Board.

Bogotá, March 20, 2024. Today, Mr. Luis Carlos Sarmiento Angulo informed the General Shareholders' Meeting of Grupo Aval of his decision to activate the succession plan designed several years ago and his intention to retire from the Board of Directors of the company after having chaired it for many years. Consequently, at the General Shareholders' Meeting, a new list of candidates was presented, made up of nine members, among which Mr. Luis Carlos Sarmiento Gutiérrez was included, a list that was approved by the shareholders.

In announcing his intention to retire, Mr. Sarmiento Angulo gave a summary of his professional career, as well as the evolution of the main investments controlled by Grupo Aval, such as the Bogotá, Occidente, Popular and AV Villas banks, Corporación Financiera Colombiana and AFP Porvenir, and other important investments of the Sarmiento Angulo Organization, including Seguros Alfa, El Tiempo and Construcciones Planificadas. He also highlighted the number of employees of the companies of the organization, which exceed 120 thousand, and the contributions that these companies make to Colombia's economy, including the taxes generated in benefit of the Nation and the regions.

In his presentation, Mr. Sarmiento Angulo also highlighted the philanthropic work developed during his tenure as Chairman of the Board of Directors of Grupo Aval, among which currently stands out the Cancer Treatment and Research Center or Centro de Tratamiento e Investigación del Cáncer - CTIC - opened in 2022, as well as other contributions in the fields of education, health and emergency aid.

As part of the aforementioned succession plan, the Board of Directors of the Company met today to learn of the resignation presented by Dr. Sarmiento Gutiérrez as President of the company, which was accepted. Subsequently, the new Board appointed Mr. Sarmiento Gutiérrez as Chairman of the Board, replacing Mr. Sarmiento Angulo. Additionally, Mr. Sarmiento Gutiérrez proposed the name of Ms. María Lorena Gutiérrez Botero as the new President of Grupo Aval, whom the Board proceeded to appoint. Ms. Gutiérrez will occupy the position as of April 1, 2024.

The decisions announced today add on to important executive replacements that have been announced in execution of the conglomerate's succession plans and structural transformations in the composition of the organization's boards of directors, which are being carried out during this season of shareholders’ meetings. In this transformation process there will be an important level of renewal, with the expectation that there will be an adequate level of multidisciplinarity, with a predominance of independent directors and an increase in gender participation.

The Shareholders' Meeting and the Board of Directors of Grupo Aval made a special recognition to Mr. Sarmiento Angulo for all the years in which he presided over this management body and decisively guided the course of the company and its investments, as well as to Mr. Sarmiento Gutiérrez who successfully led the organization since 2000, highlighting that the contribution of Both, Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez, from their respective positions, has been a fundamental pillar for the profitable and sustainable growth of the conglomerate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel